UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013
_______________________

BioLineRx Ltd.
 (Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

Item 1.01. Entry into a Material Definitive Agreement

On February 6, 2013, BioLineRx Ltd. (the “Company”) issued a press release announcing that it has entered into a definitive agreement with leading healthcare investor OrbiMed Israel Partners Limited Partnership, an affiliate of OrbiMed Advisors LLC (“OrbiMed”), pursuant to which OrbiMed has agreed to purchase 2,666,667 American Depositary Shares (“ADSs”), each representing ten (10) of its Ordinary Shares, and 1,600,000 warrants to purchase an additional 1,600,000 ADSs, at a unit price of $3.00. The warrants have an exercise price of $3.94 per warrant and are exercisable starting from the issuance date for a term of five years. The securities were offered pursuant to a prospectus as a direct placement.  Copies of the press release announcing the transaction, the Subscription Agreement and the Form of Warrant are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

Exhibit Index

Exhibit 99.1	Press Release issued on February 6, 2013
Exhibit 99.2	Subscription Agreement dated February 6, 2013, between BioLineRx Ltd. and OrbiMed Israel Partners Limited Partnership
Exhibit 99.3	Form of Warrant to purchase American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Date: February 6, 2013